UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The following is the text of an announcement released to the London Stock
Exchange by Royal Dutch Shell plc on February 3, 2014

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL
RESPONSIBILTIES ("PDMRs") AND CONNECTED PERSONS

Notification relating to a transaction notified in accordance with: DR 3.1.4
R(1)(a)

Date of Notification: 31 January 2014
Today’s date: 3 February 2014
Name of Issuer: Royal Dutch Shell plc
Date of transaction: 31 January 2014

Name of Directors / PDMRs:
Directors and PDMRs who have interests in employee share plans (names listed below)

Nature of the transaction:
1) Confirmation of the number of RDS shares deferred under the Deferred Bonus
Plan (DBP) representing a percentage of their annual bonus that will be deferred for performance year 2013.
2) The award of conditional shares of Royal Dutch Shell plc (RDS) under the
Long-Term Incentive Plan (LTIP).
3) The award of conditional shares of Royal Dutch Shell plc (RDS) under the
Performance Share Plan (PSP).

Consideration for the transaction:
1) Percentage of cash value of the annual bonus awards for performance year 2013 that is to be converted into shares (DBP)

Ben van Beurden  50% of bonus €319,000
Simon Henry  50% of bonus €450,000
John Abbott  50% of bonus £229,500
Matthias Bichsel 50% of bonus CHF 637,500
Andrew Brown  50% of bonus £239,000
Hugh Mitchell  50% of bonus £269,000
Marvin Odum  50% of bonus $416,500

No consideration (LTIP or PSP).

Classes of security:
Royal Dutch Shell Class A Ordinary shares ("RDSA")
Royal Dutch Shell Class B Ordinary shares ("RDSB")
Royal Dutch Shell plc Class A ADS ("RDS.A")

Directors
1) DBP
Ben van Beurden 12,456 RDSA
Simon Henry 16,642 RDSB

2) LTIP
Ben van Beurden 163,998 RDSA
Simon Henry 89,648 RDSB

PDMRs
1) DBP
John Abbott  10,314 RDSB
Matthias Bichsel 20,332 RDSA
Andrew Brown  10,741 RDSB
Hugh Mitchell  12,089 RDSB
Marvin Odum   6,027 RDS.A

2) LTIP
John Abbott  42,500 RDSB
Matthias Bichsel 42,500 RDSA
Andrew Brown  42,500 RDSB
Hugh Mitchell  35,000 RDSB
Marvin Odum  30,000 RDS.A

3) PSP
Maarten Wetselaar 26,000 RDSA

Notes

Details of the Deferred Bonus Plan (DBP), Long Term Incentive Plan (LTIP) and
Performance Share Plan (PSP) can be found in the Royal Dutch Shell plc Annual
Report and Form 20-F for the year ended December 31, 2012
(www.shell.com/annualreport)

Mark Edwards
Deputy Company Secretary
Royal Dutch Shell plc

Enquiries
Shell Media Relations
International: +44 (0) 207 934 5550
USA: +1 713 241 4544
Shell Investor Relations
Europe: + 31 70 377 4540
United States: +1 713 241 1042

............................................................................

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: February 3, 2014	By:	/s/ M Edwards
	Name:	M Edwards
	Title:	Deputy Company Secretary